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                                  STANTEC INC.

         THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT FOR USE AT THE
           ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF STANTEC INC.
                           TO BE HELD ON MAY 10, 2005

By signing below, you, a Stantec Inc. ("Stantec") shareholder, are appointing Anthony P. Franceschini, Stantec's President and CEO, or failing him, Jeffrey S. Lloyd, Stantec's Secretary, or instead of either of them, (insert name)_______________________________________________________________________(who
need not be a shareholder), as your proxy, with full power of substitution, to attend, vote and act on your behalf at STANTEC'S ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2005, AND AT ANY CONTINUATION, ADJOURNMENT OR POSTPONEMENT (THE "MEETING"), and the person(s) named above are authorized and directed to vote as follows:

   1. The election of the following person as directors:

                                         FOR     WITHOLD                        FOR     WITHOLD
      Neilson A. "Dutch" Bertholf, Jr.   [ ]       [ ]     William D. Grace     [ ]       [ ]
      Robert J. Bradshaw                 [ ]       [ ]     Susan E. Hartman     [ ]       [ ]
      E. John (Jack) Finn                [ ]       [ ]     Robert R. Mesel      [ ]       [ ]
      Anthony P. Franceschini            [ ]       [ ]     Ronald P. Triffo     [ ]       [ ]

   2. The reappointment of Ernst & Young, Chartered Accountants, as Stantec's auditor and authorizing the directors to fix the auditor's remuneration.

      [ ] FOR  [ ] WITHHOLD FROM VOTING

   3. The resolution confirming the amendment of Stantec's Employee Share Option Plan setting the number of Common Shares reserved for issuance under that plan at of 10% of Stantec's current issued and outstanding shares being 1,892,718 Common Shares.

      [ ] FOR  [ ] AGAINST

   4. The amendment of Stantec's by-laws relating to director residency and quorum.

      [ ] FOR  [ ] AGAINST

   5. The amendment of Stantec's articles relating to appointing additional directors in between shareholder meetings.

      [ ] FOR  [ ] AGAINST

   6. Such other business as may properly come before the meeting.

This form, once completed, instructs your proxy to vote on each of the above matters as directed and confers discretionary authority on your proxy to vote on any amendment or variation to the above matters and any other matter that may properly come before the Meeting. At the date of mailing, the management of Stantec knows of no such amendment, variation or other matter.

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THIS PROXY IS SOLICITED ON BEHALF OF STANTEC'S MANAGEMENT. YOU HAVE THE RIGHT TO
APPOINT A PERSON OF YOUR CHOICE, WHO NEED NOT BE A SHAREHOLDER OF STANTEC TO REPRESENT YOU AND TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING. SF YOU WISH
TO APPOINT SOMEONE OTHER THAN MANAGEMENT'S REPRESENTATIVES LISTED ABOVE, PLEASE INSERT THE NAME OF THE OTHER PERSON YOU WISH TO APPOINT IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

You hereby revoke any proxy previously given and ratify all that your proxy may do.

DATED______________, 2005  _____________________________________________________
                           Signature of Shareholder or its Attorney authorized in writing

                           _____________________________________________________
                           Name of Shareholder

   Instructions:

   1. This proxy must be dated and signed by the shareholder or his or her attorney duly authorized in writing. If shares are held jointly, each owner must sign.

   2. If the shareholder is a corporation, a duly authorized officer or attorney of the shareholder must execute this proxy, and, if the corporation has a corporate seal, its corporate seal must be affixed.

   3. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided. The legal representative must sign the proxy with their name printed below their signature, and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

   4. To be valid, this proxy must be signed and deposited no later than 5:00 PM
      (MDT) on May 6, 2005 or, if the Meeting is adjourned, 5:00 PM (MDT) on the second business day before the any adjournment, with CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1.

   5. Please refer to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

   6. If the proxy form is not dated in the space provided, it is deemed to be dated the date on which it was mailed to you. 7. IF YOU DO NOT SPECIFY HOW TO VOTE ON A MATTER, YOUR PROXY WIIL BE VOTED FOR THAT MATTER.

   QUARTERLY FINANCIAL STATEMENTS AND MD&A REQUEST

   If you wish to receive Stantec's interim financial statements along with related Management Discussion & Analysis, please check the box below. You will be required to complete this request on an annual basis. Checking the box below does not affect your receipt of the annual report and proxy materials.

   [ ] Please send me the above information by mail